UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

1.	Q1 2018 Investor Presentation

Item 1

Asher Grinbaum | Acting CEO May 10 th , 2018 Q1 2018 Results

Important Legal Notes Disclaimer and Safe Harbor for Forward - Looking Statements The information contained herein in this presentation or delivered or to be delivered to you during our presentation does not constitute an offer, expressed or implied, or a recommendation to do any transaction in Israel Chemicals Ltd . ( “ ICL ” or “ Company ” ) securities or in any securities of its affiliates or subsidiaries . This presentation and/or other oral or written statements made by ICL during its presentation or from time to time, may contain forward - looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and other applicable securities laws . Whenever words such as "believe," "expect," "anticipate," "intend," "plan," "estimate", “ predict ” or similar expressions are used, the Company is making forward - looking statements . Such forward - looking statements may include, but are not limited to, those that discuss strategies, goals, financial outlooks, corporate initiatives, existing or new products, existing or new markets, operating efficiencies, or other non - historical matters . Because such statements deal with future events and are based on ICL ’ s current expectations, they could be impacted or be subject to various risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in our Annual Report on Form 20 - F for the year ended December 31 , 2017 , and in subsequent filings with the Tel Aviv Securities Exchange (TASE) and/or the U . S . Securities and Exchange Commission (SEC) . Therefore actual results, performance or achievements of the Company could differ materially from those described in or implied by such forward - looking statements . Although the Company believes that the expectations reflected in such forward - looking statements are based on reasonable assumptions, it can provide no assurance that expectations will be achieved . Except as otherwise required by law, ICL disclaims any intention or obligation to update or revise any forward - looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise . Readers, listeners and viewers are cautioned to consider these risks and uncertainties and to not place undue reliance on such information . Certain market and/or industry data used in this presentation were obtained from internal estimates and studies, where appropriate, as well as from market research and publicly available information . Such information may include data obtained from sources believed to be reliable, however ICL disclaims the accuracy and completeness of such information which is not guaranteed . Internal estimates and studies, which we believe to be reliable, have not been independently verified . We cannot assure that such data is accurate or complete . Included in this presentation are certain non - GAAP financial measures, such as Adjusted Operating income and Adjusted Net income, designed to complement the financial information presented in accordance with IFRS because management believes such measures are useful to investors . These non - GAAP financial measures should be considered only as supplemental to, and not superior to, financial measures provided in accordance with IFRS . Please refer to our Q 1 2018 press release for the quarter ended March 31 , 2018 for a reconciliation of the non - GAAP financial measures included in this presentation to the most directly comparable financial measures prepared in accordance with IFRS . 2

See Q1 2018 press release for a reconciliation of Adjusted operating income to operating income, adjusted net income to net i nco me Q 1 2018 Results Summary ▪ Excellent start for 2018 , with a positive contribution to sales and operating income from all three mineral chains ▪ Higher potash production, sales volumes and prices, and growth in specialty fertilizers drove a 36 % increase in Essential Minerals segment profit ▪ Specialty Solutions segment performance continued its positive trend supported by value oriented pricing approach ▪ Successful completion of the Fire Safety and Oil Additives businesses ’ divestment reduced net debt level and created financial flexibility to support growth $ millions Q 1 18 Q 1 17 % change Q 4 17 % change Sales 1,404 1,295 8.4% 1,361 3.2 % Adjusted operating income 151 116 30.2% 168 (10.1)% Adjusted net income 106 68 55.9% 142 (25.4) % Operating income 985 116 749.1% 189 421.2 % Net income 928 68 1,264.7% 155 498.7 % Net Debt 2,269 3,262 (30.4)% 3,037 (25.3)% Average potash selling price - FOB 244 216 13.0% 222 9.9% 3

Business Performance & Major Developments

Specialty Solutions

$ million	Q1 2018	Q1 2017	% change
Sales*	659	613	7.5%
Segment O/I**	131	115	13.9%

- Continued solid performance of **Industrial Products**, as higher prices offset lower sales of clear brine fluids
- Strong performance of **Advanced Additives**' supported by value oriented pricing approach in Specialty Phosphates
- Favorable pricing trend in food phosphates and higher dairy proteins volumes contributed to a significant increase in the **Food Specialties** business line's profit

Essential Minerals

$ million	Q1 2018	Q1 2017	% change
Sales*	814	734	10.9%
Segment O/I**	90	66	36.4%

- Over 70% increase in **potash business profit** driven by higher potash and polysulphate prices, as well as by higher potash production and sales volumes, partially offset by an increase in transportation costs and unfavorable exchange rates
- Record first quarter for **Specialty Fertilizers'** profit driven by higher volumes, prices and favorable exchange rates
- Higher fertilizers prices and shift to profit at YPH JV in the **phosphate commodity business line** were offset by higher sulphur costs and lower volumes due to prolonged winter in Europe

* Including inter-segment sales
** Excluding G&A, unallocated expenses

Where needs take us
4

2018 Targets on Track

2018 TARGETS		Q1 2018
Reduce debt ratios while still investing in growth	→	Net Debt/EBITDA = 2.3 (2.9 in Dec. 2017)*
Continuous improvement in the competitiveness of our mineral assets in Europe, China and Israel	→	Positive operating margins at ICL Iberia and YPH JV, significant reduction in operating loss at ICL-UK
Focus on specialty agriculture growth	→	Record Q1 profit for Specialty Fertilizers
Continue both organic and inorganic growth of Specialty businesses	→	ICL Specialty Solutions' sales up 7.5%, operating income up by 11.3%
Grow post-divestment Advanced Additives	→	Sales excluding divested businesses up 9%
Return to growth trajectory in Food Specialties	→	Sales up 21%, operating income up 50%
Maintain high profit margins at Industrial Products	→	Operating income margin at 25%
Complete transition to Polysulphate at ICL UK.	→	On track to be concluded by mid-2018
Executing long-term infrastructure CapEx projects	→	Salt harvest, P9, ICL Iberia

ON TRACK

* LTM EBITDA, excluding EBITDA contribution of divested businesses

Where needs take us

5

Setting the Base for a Promising Future 6 Exit Cash Draining Projects Transformation of Low - Performing Assets & Cost Reduction Strict Capital Management Reduce Net Debt Divestment of Low Synergy Assets From Core Minerals to Specialties Advanced Crop Nutrition Significant Improvement of Financial Results & Position

Strategy Targets 7 Optimization of Mineral Assets Growth in Semi - Specialty Specialty Solutions: Maintain Strength. Provide Stability. Growth through leadership in Advanced Crop Nutrition

Financial Results Kobi Altman CFO

$ millions Q 1 18 Q 1 17 % change Q 4 17 % change Sales 1,404 1,295 8.4% 1,361 3.2 % Adjusted operating income 151 116 30.2% 168 (10.1)% Adjusted net income 106 68 55.9% 142 (25.4)% Operating income 985 116 749.1% 189 421.2 % Net income 928 68 1264.7% 155 498.7 % Free cash flow* (91) 104 (187.5)% 137 (166.4)% Purchases of property, plant & equipment & intangible assets (127) (106) (19.8)% (140) 9.3 % Main Financial Figures and Analysis Q1 2018 Sales ($M) Q1 2018 Adjusted operating income ($M) See Q1 2018 press release for a reconciliation of Adjusted operating income to operating income and adjusted net income to ne t i ncome * See appendix for reconciliation of free cash flow Numbers may not add due to rounding and set offs 9

 Business Line Contribution to Operating Income See Q1 2018 press release for a reconciliation of Adjusted operating income to operating income Numbers may not add due to rounding and set offs

 Working Capital Financing Growth ▪ Increase in sales led to higher trade receivables ▪ Demand required higher inventory ▪ Free cash flow expected to turn positive in the rest of the year US$ Million Q1 2018 Adjusted net income 106 Depreciation and amortization 97 Other adjustment to net income (12) Total changes to working capital* (155) Net cash provided by operating activities 36 Purchases of PP&E & intangible assets (127) Free cash flow** (91) * Represents change in inventory + trade and other receivables + trade and other payables as per the statement of cash flows ** See Appendix to the presentation for a reconciliation of free cash flow

Effective Tax Rate $ million Q1 18 2017 Adjusted income before tax 137 528 Normalized tax rate (including resource tax) 23% 26 % Normalized tax expenses 32 136 Carryforward losses not recorded for tax purposes 3 19 35 151 26% 29 % Other items (mainly exchange rate impact) (2) 1 Adjusted income tax 33 156 Actual Effective tax rate % 24% 30 See Q4 2017 press release for a reconciliation of Adjusted operating income to operating income 12

Specialty Solutions Bridge Analysis Sales ($M) Segment operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 13 115 131 659 613 * Divested businesses

Essential Minerals Bridge Analysis Sales ($M) Segment operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 14

Investing in Our Future and Creating Financial Flexibility 15 Net debt ($ million) 2016 2017 Q1 2018 Net Debt/ EBITDA $ 3,268 $ 3,037 $ 2,269 3.1 2.9 2.3* From Core Minerals to Specialties Advanced Crop Nutrition Support M&A and growth Infrastructure development and improvements Capital allocation approach Financial flexibility for future growth From on - going operating cash flow generation Maintain balance between LT value creation, investment grade rating and shareholder’s return * LTM EBITDA, excluding EBITDA contribution of divested businesses

 Strategic CAPEX Financed Through Operating Cash Flow Investing in our future and creating financial flexibility to support growth US$ million See appendix to this presentation for reconciliation of free cash flow

Q 1 2018 Key Takeaways 17 STRONG PERFORMANCE FINANCIAL FLEXIBILITY STRATEGY EXECUTION

Thank You

Appendix

Specialty Solutions Segment

Specialty Solutions ’ Business Line Sales Q 1 2018 Numbers may not add due to rounding and set offs Industrial Products Advanced Additives Food Specialties 21 * Divested businesses

Essential Minerals Segment

Essential Minerals ’ Business Line Sales Q 1 2018 Numbers may not add due to rounding and set offs Specialty Fertilizers Potash & Magnesium Phosphate Commodities 23

Potash Business Stand - Alone Bridge Analysis Q 1 2018 Sales ($M) Business unit operating income ($M) Numbers may not add due to rounding and set offs Excluding G&A and unallocated expenses 24

25 Q4 2016 Q1 2017 Q2 2017 Q3 2017 Q4 2017 Q1 2018 Cash flow from operations 257 195 199 176 277 36 Purchase of property, plant and equipment and intangible assets (138) (106) (113) (98) (140) (127) Dividend from investees 8 3 - - - - Proceeds from sale of fixed assets - 12 - - - - Free Cash Flow 127 104 86 78 137 - 91 Free Cash Flow Reconciliation

We disclose in this Quarterly Report non - IFRS financial measures titled adjusted operating income, adjusted net income attributable to the Company ’ s shareholders , adjusted EBITDA and free cash flow . Our management uses adjusted operating income, adjusted net income attributable to the Company ’ s shareholders and adjusted EBITDA to facilitate operating performance comparisons from period to period and present free cash flow to facilitate a review of our cash flows in periods . We calculate our adjusted operating income by adjusting our operating income to add certain items, as set forth in the reconciliation table “ Adjustments to reported operating and net income ” above . Certain of these items may recur . We calculate our adjusted net income attributable to the Company ’ s shareholders by adjusting our net income attributable to the Company ’ s shareholders to add certain items, as set forth in the reconciliation table “ Adjustments to reported operating and net income ” above, excluding the total tax impact of such adjustments and adjustments attributable to the non - controlling interests . We calculate our adjusted EBITDA by adding back to the net income attributable to the Company ’ s shareholders the depreciation and amortization, financing expenses, net, taxes on income and the items presented in the reconciliation table “ Adjusted EBITDA for the periods of activity ” below which were adjusted for in calculating the adjusted operating income and adjusted net income attributable to the Company ’ s shareholders . We calculate our free cash flow as our cash flows from operating activities net of our purchase of property, plant, equipment and intangible assets, and adding Proceeds from sale of property, plant and equipment and Dividends from equity - accounted investees during such period as presented in the reconciliation table under “ Calculation of free cash flow ” . You should not view adjusted operating income, adjusted net income attributable to the Company ’ s shareholders or adjusted EBITDA as a substitute for operating income or net income attributable to the Company ’ s shareholders determined in accordance with IFRS , or free cash flow as a substitute for cash flows from operating activities and cash flows used in investing activities, and you should note that our definitions of adjusted operating income, adjusted net income attributable to the Company ’ s shareholders, adjusted EBITDA and free cash flow may differ from those used by other companies . However, we believe adjusted operating income, adjusted net income attributable to the Company ’ s shareholders, adjusted EBITDA and free cash flow provide useful information to both management and investors by excluding certain expenses that management believes are not indicative of our ongoing operations . In particular for free cash flow, we adjust our Capex to include any Proceeds from sale of property, plant and equipment because we believe such amounts offset the impact of our purchase of property, plant, equipment and intangible assets . We further adjust free cash flow to add Dividends from equity - accounted investees because receipt of such dividends affects our residual cash flow . Free cash flow does not reflect adjustment for additional items that may impact our residual cash flow for discretionary expenditures, such as adjustments for charges relating to acquisitions, servicing debt obligations, changes in our deposit account balances that relate to our investing activities and other non - discretionary expenditures . Our management uses these non - IFRS measures to evaluate the Company's business strategies and management's performance . We believe that these non - IFRS measures provide useful information to investors because they improve the comparability of the financial results between periods and provide for greater transparency of key measures used to evaluate our performance . We present a discussion in the period - to - period comparisons of the primary drivers of changes in the company ’ s results of operations . This discussion is based in part on management ’ s best estimates of the impact of the main trends in its businesses . We have based the following discussion on our financial statements . You should read the following discussion together with our financial statements . Non GAAP Financial Measures 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 10, 2018